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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **August, 2005**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..**X**... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- **4009**

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Sharpe Resources Corporation
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **August 18, 2005**

* Print the name and title of the signing officer under his signature.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the second quarter ending June 30, 2005. The MD&A was prepared as of August 12, 2005 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

The loss for the 6 months ending June 30, 2005 was $114,655 as compared to $120,203 for the 6 months ending June 30, 2004. However, in June, 2005, the company sold all of its remaining working and revenue interests in the West Thrifty Project. All costs relating to the West Thrifty property were previously written-off. Proceeds from the sale of the property, net of disposal fees, have been recorded as a realized gain on the sale. The realized gain of $434,708 results in a net profit for the 6 months of $348,708. Operating expenses have decreased from $117,431 for the 6 months ending June 30, 2004 to $36,172 for the 6 months ending June 30, 2005.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation's cash balance as at June 30, 2005 was $406,637 compared to $34,557 as at December 31, 2004. This is a direct result of the company selling its remaining working and revenue interests in the West Thrifty Project with a realized gain of $434,708. Total assets as at June 30, 2005 were $532,670. Total assets as at December 31, 2004 were $159,609 representing an increase for the six months of $373,061. Current liabilities as at June 30, 2005 were $199,361 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in Due to Related Party from $76,515 at December 31, 2004 to $117,100 at June 30, 2005.

The cash provided by operating activities was $0 for the six months ending June 30, 2005 compared to cash provided by operations of $33,148 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $117,431 in 2004 compared to $36,172 in 2005.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at June 30, 2005. As at June 30, 2005 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. There were no warrants outstanding at March 31, 2005.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2004	**2003**	**2002**
Selected Operating Data			
Oil & Gas Revenue	$108,998	$159,527	$55,631
Production Costs	($202,395)	($253,638)	($237,800)
Expenses	($101,512)	($119,264)	($79,511)
Gain on Settlement of Debt	$0	$0	$149,681
Net Income (Loss) for the period	($194,909)	($13,648)	($111,999)
Earnings (Loss) per share basic	($0.01)	($0.00)	($0.00)
Earnings (Loss) per share diluted	($0.01)	($0.00)	($0.00)

	2004	**2003**	**2002**
Selected Balance Sheet Data			
Total Assets	$159,609	$209,531	$162,406
Long Term Debt	($664,533)	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,921,861)	($10,921,861)
Deficit	($11,709,520)	($11,514,611)	($11,500,963)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	6 Mos. Ending June 30, 2005	3 Mos. Ending March 31,2005		6 Mos. Ending June 30, 2004	3 Mos. Ending March 31, 2004
Revenue	$0	$0		$0	$14,800
Expenses	($114,655)	($28,002)		($153,351)	($119,852)
Realized Gain on Sale of Asset	$434,708	$0		$0	$0
Net Income (Loss)	$348,055	($28,002)		($120,203)	($105,052)
Net Income (Loss) per Common share (basic and diluted)	$0.01	($0.00)		($0.00)	($0.00)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation December 31, 2004:

1.

	2004	**2003**
Due from related party*	$21,547	$33,070
Due to related party*	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

Changes in Accounting Policies

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 using the Black-Scholes pricing model (see note 4(e) of the 2004 audited financial statements). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
August 12, 2005